UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(RULE 14d-100)

Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934

Carbonite, Inc.

(Name of Subject Company)

Copper Holdings, Inc.

(Offeror)

j2 Global, Inc.

(Parent of Offeror)

(Names of Filing Persons)

COMMON STOCK, $0.01 PAR VALUE PER SHARE

(Title of Class of Securities)

141337105

(CUSIP Number of Class of Securities)

Jeffrey D. Adelman

Vice President, General Counsel and Secretary

j2 Global, Inc.

6922 Hollywood Blvd., 5th Floor

Los Angeles, California 90028

(323) 860-9200

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copy to:

Patrick S. Brown

Eric M. Krautheimer

Sullivan & Cromwell LLP

1888 Century Park East, Suite 2100

Los Angeles, CA 90067

(310) 712-6600

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$414,392,220	$48,152.38

*	Estimated for purposes of calculating the filing fee only. The transaction value was calculated by multiplying (a) $15.00, the tender offer price, by (b)(i) 26,967,767 shares of common stock of Carbonite issued and outstanding as of October 31, 2014 as set forth in Carbonite’s Quarterly Report on Form 10-Q (the “10-Q”) filed with the Securities and Exchange Commission (the “SEC”) on November 6, 2014 plus (ii) 3,198,301 shares of common stock of Carbonite subject to issuance pursuant to options to purchase shares of Carbonite common stock as of September 30, 2014 based on a review of the 10-Q less (iii) 2,539,920 shares beneficially owned, as of the date of this document, by the Offeror and its subsidiaries.
**	The amount of the filing fee is calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, by multiplying the transaction valuation by .0001162.

☐	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Not applicable.	Filing Party:	Not applicable.
Form or Registration No.:	Not applicable.	Date Filed:	Not applicable.

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☒	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Tender Offer Statement on Schedule TO is filed by j2 Global, Inc., a Delaware corporation (“j2”), and Copper Holdings, Inc. (the “Purchaser”), a Delaware corporation and a wholly owned subsidiary of j2. This Schedule TO relates to the offer by the Purchaser to purchase all outstanding shares of common stock, par value $0.01 per share (the “Shares”), of Carbonite, Inc., a Delaware corporation (“Carbonite”), at $15.00 per Share, net to the seller in cash, without interest and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated December 24, 2014 (the “Offer to Purchase”), and in the related Letter of Transmittal, copies of which are attached hereto as Exhibits (a)(1)(A) and (a)(1)(B), respectively (which, together with any amendments or supplements thereto, collectively constitute the “Offer”).

As permitted by General Instruction G to Schedule TO, this Schedule TO is also an amendment to the statement on Schedule 13D filed on November 5, 2012 by j2, as amended by the statements on Schedule 13D/A filed on December 3, 2014 and December 11, 2014.

CUSIP No. 141337105

(1)	Name of reporting person j2 Global, Inc.
(2)	Check the appropriate box if a member of a group (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds WC
(5)	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
(6)	Citizenship or place of organization Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole voting power 2,539,920
	(8)	Shared voting power 0
	(9)	Sole dispositive power 2,539,920
	(10)	Shared dispositive power 0
(11)	Aggregate amount beneficially owned by each reporting person 2,539,920
(12)	Check box if the aggregate amount in Row (11) excludes certain shares ☐
(13)	Percent of class represented by amount in Row (11) 9.42%
(14)	Type of reporting person CO

Items 1 through 9; Item 11.

All information contained in the Offer to Purchase and the accompanying Letter of Transmittal, including all schedules thereto, is hereby incorporated herein by reference in response to Items 1 through 9 and Item 11 in this Schedule TO.

Item 10. Financial Statements.

Not applicable.

Item 12. Exhibits.

See Exhibit Index.

Item 13. Information Required by Schedule 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 24, 2014

j2 GLOBAL, INC.

By:	/s/ JEFFREY D. ADELMAN
Name:	Jeffrey D. Adelman
Title:	Vice President, General Counsel and Secretary

COPPER HOLDINGS, INC.

By:	/s/ JEFFREY D. ADELMAN
Name:	Jeffrey D. Adelman
Title:	President and Secretary

EXHIBIT INDEX

Index No.

(a)(1)(A)	Offer to Purchase, dated December 24, 2014.

(a)(1)(B)	Form of Letter of Transmittal.

(a)(1)(C)	Form of Notice of Guaranteed Delivery.

(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(E)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(F)	Form of Summary Advertisement, dated December 24, 2014.

(a)(5)(A)	Press Release issued by j2 on December 24, 2014.

(b)	Not applicable.

(d)	Not applicable.

(g)	Not applicable.

(h)	Not applicable.

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